MANAGEMENT’S
DISCUSSION AND ANALYSIS

Q3 2016

July 27, 2016

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2016 and 2015. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 8 – Risk Environment.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	1

Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company's operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

•
Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding restructuring costs net of tax and tax adjustments. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, the investors are afforded greater transparency in assessing the true operation performance of the Company also providing better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding ("DSO") (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	2

Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – includes new contract wins, extensions and renewals (“bookings”(non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

•
Return on equity ("ROE") (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital ("ROIC") (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting segments
The Company is managed through the following seven operating segments, referred to as Strategic Business Units, namely: United States of America ("U.S."); Nordics; Canada; France (including Luxembourg and Morocco) ("France"); United Kingdom ("U.K."); Eastern, Central and Southern Europe (primarily Netherlands and Germany) ("ECS"); and Asia Pacific (including Australia, India and the Philippines) ("Asia Pacific"). The Company has retrospectively revised the segmented information for the comparative period to conform to the segment information structure in effect as of July 1, 2015. Please refer to sections 3.4 and 3.6 of the present document and to note 9 of our interim condensed consolidated financial statements for additional information on our segments.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	3

MD&A Objectives and Contents

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key highlights during the quarter, the past eight quarters' key performance measures, and CGI’s stock performance.
	2.1. Q3 2016 Highlights	8
	2.2. Selected Quarterly Information & Key Performance Measures	9
	2.3. Stock Performance	10

3. Financial Review
A discussion of year-over-year changes to financial results between the three and nine months ended June 30, 2016 and 2015, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	12
	3.2. Foreign Exchange	13
	3.3. Revenue Distribution	14
	3.4. Revenue Variation and Revenue by Segment	15
	3.5. Operating Expenses	18
	3.6. Adjusted EBIT by Segment	19
	3.7. Earnings Before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share (“EPS”)	22

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	4

Section	Contents	Pages

4. Liquidity
A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Interim Condensed Consolidated Statements of Cash Flows	24
	4.2. Capital Resources	27
	4.3. Contractual Obligations	28
	4.4. Financial Instruments and Hedging Transactions	28
	4.5. Selected Measures of Liquidity and Capital Resources	29
	4.6. Off-Balance Sheet Financing and Guarantees	29
	4.7. Capability to Deliver Results	30

5. Changes in Accounting Policies	A summary of the future accounting standard changes.	31

6. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the interim condensed consolidated financial statements.	32

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	35

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1. Risks and Uncertainties	36
	8.2. Legal Proceedings	43

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	5

1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is among the largest independent information technology (“IT”) and business process services (“BPS”) firms in the world with approximately 65,000 employees worldwide, referred to as members. The Company operates through our client-proximity business model to work closely with clients at the local level, providing deep industry and technology expertise and high responsiveness. This is complemented through CGI's global delivery network, which offers the advantages of best-fit expertise and resources.
Our services can be categorized as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI customizes particular technologies and applications to create responsive technology systems that answer clients’ strategic needs.

•
Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI. In return, significant efficiency improvements and cost savings are delivered. Service and delivery options includes onsite, onshore, near-shore and/or offshore centers - each offering a unique value equation and proposition for clients. Typical services provided as part of an end-to-end engagement can include: application development, maintenance and integration, technology infrastructure management and transaction and business processing such as collections or payroll functions. Outsourcing contracts are typically long-term, having a duration of five to ten years.

At any time, our clients can leverage the global footprint and experience CGI offers in area such as: cloud services, managed security services and/or data analytics. Digital-related services are an increasingly important part of our operations.
CGI offers clients deep domain expertise across a set of vertical markets in which we have extensive networks of subject matter experts working to support local client relationships worldwide. Our global reach, combined with our proximity model of serving clients from hundreds of locations covering the majority of worldwide IT spending, provides the scale and immediacy required to rapidly respond to client needs. This allows us to continuously learn and adapt to our clients’ business realities while providing the knowledge and solutions needed to advance their business goals. These vertical markets or targeted industries include: government, financial services, manufacturing, retail and consumer services, utilities, communications, health, oil & gas, transportation and post & logistics. While these represent our go to market industry list, for the purposes of financial reporting they are grouped into the following - financial services, government, health, telecommunications & utilities and manufacturing, retail & distribution (“MRD”).
CGI offers more than 150 mission-critical, IP-based solutions and frameworks for all of the industries we serve and to support clients’ cross-industry functions. These CGI-developed solutions include software applications, reusable frameworks and delivery methods. Examples include solutions in the areas of ERP, energy and workforce management, credit and debt collections, tax management, claims auditing and fraud detection.
We take great pride in delivering high-quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	6

1.2. VISION AND STRATEGY
Our strategy has always been based on long-term fundamentals. For further details please refer to the heading "Vision and Strategy" on page 7 of "Fiscal 2015 Results" report, which can be found on CGI's web site at www.cgi.com and filed with Canadian securities authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
1.3. COMPETITIVE ENVIRONMENT
There have been no significant changes to the description outlined in our September 30, 2015 Annual Report. For further details please refer to the heading "Competitive Environment" on page 7 of "Fiscal 2015 Results" report, which can be found on CGI's web site at www.cgi.com and filed with Canadian securities authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	7

2.	Highlights and Key Performance Measures

2.1. Q3 2016 YEAR-OVER-YEAR HIGHLIGHTS
Key performance figures for the period include:

•	Revenue of $2.7 billion, up 4.2%;

•	Bookings of $2.9 billion, up $712.4 million;

•	Backlog of $20.6 billion; up $916.6 million;

•	Adjusted EBIT of $390.5 million, up $19.3 million;

•	Adjusted EBIT margin of 14.6%, up 10 basis points;

•	Net earnings of $273.8 million, up $16.6 million;

•	Net earnings margin of 10.3%, up 20 basis point;

•	Diluted EPS of $0.89, up 11.3%;

•	Cash provided by operating activities of $351.7 million, or 13.2% of revenue; and

•	Return on equity of 16.9%.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	8

2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended,	June 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014
In millions of CAD unless otherwise noted
Growth
Revenue	2,667.1	2,750.0	2,683.7	2,585.3	2,559.4	2,601.2	2,541.3	2,483.7
Year-over-year revenue growth	4.2%	5.7%	5.6%	4.1%	(4.0%)	(3.8%)	(3.9%)	1.0%
Constant currency year-over-year revenue growth [1]	0.6%	(1.0%)	(1.8%)	(3.1%)	(3.5%)	(3.5%)	(6.0%)	(3.4%)
Backlog	20,614	20,705	21,505	20,711	19,697	20,000	20,175	18,237
Bookings	2,940	2,734	3,199	2,856	2,227	2,253	4,304	2,049
Book-to-bill ratio	110.2%	99.4%	119.2%	110.5%	87.0%	86.6%	169.4%	82.5%
Book-to-bill ratio trailing twelve months	109.8%	104.1%	101.0%	113.2%	106.4%	107.4%	112.1%	96.8%
Profitability
Adjusted EBIT [2]	390.5	390.6	384.1	379.0	371.2	363.1	344.0	370.2
Adjusted EBIT margin [2]	14.6%	14.2%	14.3%	14.7%	14.5%	14.0%	13.5%	14.9%
Net earnings	273.8	282.7	237.7	232.9	257.2	251.2	236.3	213.7
Net earnings margin	10.3%	10.3%	8.9%	9.0%	10.1%	9.7%	9.3%	8.6%
Diluted EPS (in dollars)	0.89	0.90	0.75	0.73	0.80	0.78	0.74	0.67
Net earnings excluding specific items[3]	273.8	268.3	264.9	260.4	257.2	251.2	236.3	234.0
Net earnings margin excluding specific items [3]	10.3%	9.8%	9.9%	10.1%	10.1%	9.7%	9.3%	9.4%
Diluted EPS excluding specific items (in dollars) [3]	0.89	0.86	0.84	0.82	0.80	0.78	0.74	0.73
Liquidity
Cash provided by operating activities	351.7	251.4	328.2	451.3	214.1	284.7	339.2	412.0
As a % of revenue	13.2%	9.1%	12.2%	17.5%	8.4%	10.9%	13.3%	16.6%
Days sales outstanding [4]	45	41	44	44	46	41	42	43
Capital structure
Net debt [5]	1,648.7	1,926.7	1,573.7	1,779.6	1,791.4	1,869.8	1,924.5	2,113.3
Net debt to capitalization ratio [6]	20.5%	23.8%	18.3%	21.7%	22.7%	24.4%	25.1%	27.6%
Return on equity [7]	16.9%	16.9%	16.9%	17.7%	18.2%	18.4%	18.9%	18.8%
Return on invested capital [8]	14.4%	14.4%	14.5%	14.5%	14.8%	14.6%	14.7%	14.5%
Balance sheet
Cash and cash equivalents, and short-term investments	283.7	168.9	552.4	305.3	264.7	223.5	489.6	535.7
Total assets	11,434.0	11,417.9	12,130.3	11,787.3	11,190.4	10,985.8	11,171.9	11,234.1
Long-term financial liabilities [9]	1,764.5	1,928.5	1,822.1	1,896.4	1,765.8	2,067.7	2,451.5	2,748.4

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to section 3.4 for details.

[2]
Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure in section 3.7. For the quarter ended September 30, 2014, adjusted EBIT excludes integration-related costs related to the restructuring and transformation of the operations of Logica plc ("Logica") to the CGI model.

[3]
Net earnings excluding specific items is a measure for which we provide the reconciliation to its closest IFRS measure in section 3.8.3 for the periods ended June 30, 2016 and 2015. Specific items for the quarters ended September 30, and December 31, 2015 include restructuring costs net of tax. For the quarter ended September 30, 2014 specific items includes integration-related costs and resolution of acquisition-related provisions net of taxes. Resolution of acquisition-related provisions came from adjustments of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation, such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

4     DSO is a measure which is discussed in section 4.5.
5    Net debt is a measure for which we provide the reconciliation to its closest IFRS measure in section 4.5.

[6]	The net debt to capitalization ratio is a measure which is discussed in section 4.5.

[7]	ROE is a measure which is discussed in section 4.5.
8     ROIC is a measure which is discussed in section 4.5.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	9

2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
62.00
58.00
54.00
50.00
46.00
42.00
38.00
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Daily Trade Volume
Closing Price

2.3.1. Q3 2016 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	61.61	Open:	47.31
High:	63.62	High:	49.50
Low:	53.55	Low:	40.88
Close:	55.19	Close:	42.71
CDN average daily trading volumes[1]:	1,037,628	NYSE average daily trading volumes:	163,958
1         Includes the average daily volumes of both the TSX and alternative trading systems.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	10

2.3.2. Share Repurchase Program
On January 27, 2016, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 21,425,992 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 22, 2016. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2016 and ending on the earlier of February 3, 2017 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.
During the third quarter of fiscal 2016, the Company did not repurchase any Class A subordinate voting shares under the current NCIB.
During the nine months ended June 30, 2016, the Company repurchased 9,319,875 Class A subordinate voting shares for approximately $517.8 million at an average price of $55.56 under the previous and current NCIB. The repurchased shares included 7,112,375 Class A subordinate voting shares repurchased from Caisse de dépôt et de placement du Québec for cash consideration of $400.0 million. In accordance with the Toronto stock exchange rules, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at July 22, 2016:

Capital Stock and Options Outstanding	As at July 22, 2016
Class A subordinate voting shares	271,058,101
Class B multiple voting shares	32,852,748
Options to purchase Class A subordinate voting shares	13,961,958

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	11

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter were $2.9 billion representing a book-to-bill ratio of 110.2%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and		A.	Systems integration and		A.	Canada	37%	A.	MRD	43%
	renewals	46%		consulting	48%	B.	U.S.	16%	B.	Government	31%
						C.	Nordics	13%	C.	Telecommunications	10%
B.	New business	54%	B.	Management of IT and		D.	France	12%		and utilities
				business functions	52%	E.	U.K.	11%	D.	Financial services	10%
						F.	ECS	10%	E.	Health	6%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. For the trailing twelve-month period ended June 30, 2016, our book-to-bill ratio was at 109.8%.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended June 30, 2016	Bookings for the trailing twelve months ended June 30, 2016	Book-to-bill ratio for the trailing twelve months ended June 30, 2016

Total CGI	2,939,876	11,728,507	109.8%

U.S.	460,954	2,737,486	91.1%
Nordics	394,849	1,709,715	98.6%
Canada	1,079,436	2,646,184	163.4%
France	367,212	1,463,362	101.4%
U.K.	332,309	1,950,029	124.1%
ECS	285,391	1,083,030	92.4%
Asia Pacific	19,725	138,701	98.2%

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	12

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at June 30,	2016	2015	Change

U.S. dollar	1.3004	1.2478	4.2%
Euro	1.4355	1.3914	3.2%
Indian rupee	0.0193	0.0196	(1.5%)
British pound	1.7232	1.9623	(12.2%)
Swedish krona	0.1526	0.1504	1.5%
Australian dollar	0.9670	0.9614	0.6%
Average foreign exchange rates

	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change
U.S. dollar	1.2887	1.2296	4.8%	1.3323	1.2024	10.8%
Euro	1.4558	1.3601	7.0%	1.4773	1.3920	6.1%
Indian rupee	0.0193	0.0194	(0.5%)	0.0200	0.0192	4.2%
British pound	1.8492	1.8848	(1.9%)	1.9463	1.8544	5.0%
Swedish krona	0.1570	0.1462	7.4%	0.1588	0.1493	6.4%
Australian dollar	0.9614	0.9566	0.5%	0.9712	0.9681	0.3%

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	13

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter:

Service Type					Client Geography			Vertical Market

A.	Management of IT and business functions			53%	A.	U.S.	28%	A.	Government	33%
	1.	IT services	44%		B.	U.K.	15%	B.	MRD	23%
	2.	Business process services	9%		C.	Canada	15%	C.	Financial services	22%
					D.	France	14%	D.	Telecommunications & utilities	15%
B.	Systems integration and consulting			47%	E.	Sweden	8%	E.	Health	7%
					F.	Finland	6%
					G.	Rest of the world	14%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 12.6% of our revenue for the current quarter as compared to 14.2% in Q3 2015. For the nine months ended June 30, 2016 and 2015, we generated 12.9% and 13.7%, respectively, of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	14

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT
Our seven segments are reported based on where the client's work is delivered from - our geographic delivery model.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between Q3 2016 and Q3 2015. The Q3 2015 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rate.

In thousands CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Total CGI revenue	2,667,109	2,559,358	4.2%	8,100,835	7,701,821	5.2%
Variation prior to foreign currency impact	0.6%			(0.7%)
Foreign currency impact	3.6%			5.9%
Variation over previous period	4.2%			5.2%

U.S.
Revenue prior to foreign currency impact	661,953	707,653	(6.5%)	1,948,020	2,060,896	(5.5%)
Foreign currency impact	31,636			209,149
U.S. revenue	693,589	707,653	(2.0%)	2,157,169	2,060,896	4.7%

Nordics
Revenue prior to foreign currency impact	392,921	403,110	(2.5%)	1,222,073	1,270,876	(3.8%)
Foreign currency impact	26,757			70,669
Nordics revenue	419,678	403,110	4.1%	1,292,742	1,270,876	1.7%

Canada
Revenue prior to foreign currency impact	385,223	393,774	(2.2%)	1,148,022	1,161,895	(1.2%)
Foreign currency impact	94			1,265
Canada revenue	385,317	393,774	(2.1%)	1,149,287	1,161,895	(1.1%)

France
Revenue prior to foreign currency impact	354,851	313,251	13.3%	1,038,839	969,153	7.2%
Foreign currency impact	24,669			64,455
France revenue	379,520	313,251	21.2%	1,103,294	969,153	13.8%

U.K.
Revenue prior to foreign currency impact	369,677	331,764	11.4%	1,039,123	976,192	6.4%
Foreign currency impact	(6,859)			49,529
U.K. revenue	362,818	331,764	9.4%	1,088,652	976,192	11.5%

ECS
Revenue prior to foreign currency impact	273,805	290,124	(5.6%)	863,868	915,507	(5.6%)
Foreign currency impact	17,681			46,599
ECS revenue	291,486	290,124	0.5%	910,467	915,507	(0.6%)

Asia Pacific
Revenue prior to foreign currency impact	135,356	119,682	13.1%	386,789	347,302	11.4%
Foreign currency impact	(655)			12,435
Asia Pacific revenue	134,701	119,682	12.5%	399,224	347,302	15.0%

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	15

We ended Q3 2016 with revenue of $2,667.1 million, an increase of $107.8 million or 4.2% over Q3 2015. On a constant currency basis, revenue increased by $14.4 million or 0.6%. Foreign currency rate fluctuations favourably impacted our revenue by $93.3 million or 3.6%. The increase in revenue was mostly driven by growth in France, U.K. and our offshore delivery centers within the Asia Pacific segment. This was partly offset by lower work volumes in the U.S., Nordics and ECS segments.
For the nine months ended June 30, 2016 revenue was $8,100.8 million, an increase of $399.0 million, or 5.2% over the same period of fiscal 2015. On a constant currency basis, revenue decreased by $55.1 million or 0.7%, as foreign currency rate fluctuations favourably impacted our revenue by $454.1 million or 5.9%. The change in revenue was mostly driven by the non-renewal of contracts in the U.S. federal defense market and lower work volumes in the Nordics and ECS segments. This was partly offset by growth in France, U.K. and our offshore delivery centers within the Asia Pacific segment.
3.4.1. U.S.
Revenue in our U.S. segment was $693.6 million in Q3 2016, a decrease of $14.1 million or 2.0% over Q3 2015. On a constant currency basis, revenue decreased by $45.7 million or 6.5%. The change in revenue was mainly driven by the non-renewal of contracts in the U.S. federal defense market and a decrease in IP-based services and solutions revenue related to prior year license sales volume in the amount of $14.0 million.
For the nine months ended June 30, 2016 revenue in our U.S. segment was $2,157.2 million, an increase of $96.3 million or 4.7% over the same period of fiscal 2015. On a constant currency basis, revenue decreased by $112.9 million or 5.5%. The change in revenue was mostly due to the non-renewal of contracts in the U.S. federal defense market partly offset by an increased volume of work within the U.S. federal civilian agencies.
For the three and nine months ended June 30, 2016, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% and 77% of revenue respectively.
3.4.2. Nordics
Revenue in our Nordics segment was $419.7 million in Q3 2016, an increase of $16.6 million or 4.1% over Q3 2015. On a constant currency basis, revenue decreased by $10.2 million or 2.5%. The change in revenue was due to lower work volumes, the expiration of certain infrastructure outsourcing contracts and an increased usage of our offshore delivery center in Asia Pacific.
For the nine months ended June 30, 2016, revenue in our Nordics segment was $1,292.7 million, an increase of $21.9 million or 1.7% over the same period of fiscal 2015. On a constant currency basis, revenue decreased by $48.8 million or 3.8%. The change in revenue was mostly due to the same factors identified for the quarter.
For the three and nine months ended June 30, 2016, Nordics' top two vertical markets were MRD and government, which together accounted for approximately 65% of revenue in both periods.
3.4.3. Canada
Revenue in our Canada segment was $385.3 million in Q3 2016 a decrease of $8.5 million or 2.1% over Q3 2015. When excluding the positive impact of a client arbitration award in Q3 2015, our revenue increased by 1.6%. The increase in revenue was mainly the result of higher work volume in the financial services vertical, as well as the ramp up of new contracts predominately within the MRD market. This was partly offset by the expiration of certain infrastructure outsourcing contracts and a higher proportion of revenue being delivered from our offshore delivery centers in Asia Pacific.
For the nine months ended June 30, 2016, revenue in our Canada segment was $1,149.3 million a decrease of $12.6 million or 1.1% compared to the same period last year. When excluding the positive impact of a client arbitration award during the nine months ended June 30, 2015, the revenue was stable. Also, when considering the higher proportion of revenues delivered from our offshore delivery centers in Asia Pacific, our client revenue grew by 1.2% primarily in the financial services vertical market.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	16

For the three and nine months ended June 30, 2016, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 62% of revenue in both periods.
3.4.4. France
Revenue in our France segment was $379.5 million in Q3 2016, an increase of $66.3 million or 21.2% over Q3 2015. On a constant currency basis, revenue increased by $41.6 million or 13.3%, mostly due to higher work volume in the government, financial services and MRD vertical markets and, to a lesser extent, a recent business acquisition.
For the nine months ended June 30, 2016, revenue in our France segment was $1,103.3 million, an increase of $134.1 million or 13.8% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $69.7 million or 7.2%. The increase in revenue was mostly due to higher work volume in the government, financial services and MRD vertical markets.
For the three and nine months ended June 30, 2016, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 65% and 63% of revenue respectively.
3.4.5. U.K.
Revenue in our U.K. segment was $362.8 million in Q3 2016, an increase of $31.1 million or 9.4% over Q3 2015. On a constant currency basis, revenue increased by $37.9 million or 11.4%. The increase in revenue was mainly due to new business in the government and the financial services markets combined with higher work volume in the telecommunications & utilities vertical market.
For the nine months ended June 30, 2016, revenue in our U.K. segment was $1,088.7 million, an increase of $112.5 million or 11.5% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $62.9 million or 6.4%. The increase in revenue was mainly due to the same factors identified for the quarter. This was partly offset by lower work volume with a client in the MRD vertical market.
For the three and nine months ended June 30, 2016, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 67% and 66% of revenue respectively.
3.4.6. ECS
Revenue in our ECS segment was $291.5 million in Q3 2016, stable when compared to Q3 2015. On a constant currency basis, revenue decreased by $16.3 million or 5.6%. The decrease in revenue was mainly due to lower work volume and projects completed in the Netherlands, lower work volume combined with the divesting of certain low margin contracts in Southern Europe and the wind down of the majority of our operations in South America. This was partly offset by the increased work volume in Germany.
For the nine months ended June 30, 2016, revenue in our ECS segment was $910.5 million, a decrease of $5.0 million or 0.6% over the same period of fiscal 2015. On a constant currency basis, revenue decreased by $51.6 million or 5.6%. The decrease in revenue was mostly due to the same factors identified for the quarter.
For the three and nine months ended June 30, 2016, ECS’s top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 64% and 62% of revenue respectively.
3.4.7. Asia Pacific
Revenue in our Asia Pacific segment was $134.7 million in Q3 2016, an increase of $15.0 million or 12.5% over Q3 2015. On a constant currency basis, revenue increased by $15.7 million or 13.1%. The increase in revenue was due to the continued demand of our offshore delivery centers across the segments, as our clients continue taking advantage of our global delivery network. This was partly offset by lower work volume in Australia.
For the nine months ended June 30, 2016, revenue in our Asia Pacific segment was $399.2 million, an increase of $51.9 million or 15.0% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $39.5 million or 11.4%. The increase in revenue was due to the same factors identified for the quarter.
For the three and nine months ended June 30, 2016, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 67% and 73% of revenue respectively.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	17

3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
		% of		% of		% of		% of
	2016	Revenue	2015	Revenue	2016	Revenue	2015	Revenue

Costs of services, selling and administrative	2,277,982	85.4%	2,189,462	85.5%	6,933,836	85.6%	6,616,283	85.9%
Foreign exchange (gain) loss	(1,365)	(0.1%)	(1,283)	(0.1%)	1,767	0.0%	7,194	0.1%
3.5.1. Costs of Services, Selling and Administrative
For the three months ended June 30, 2016, costs of services, selling and administrative expenses amounted to $2,278.0 million, an increase of $88.5 million over the same period last year while as a percentage of revenue, we improved by 10 basis points. As a percentage of revenue, cost of services, and our selling and administrative expenses were both essentially stable when compared to the same period last year.
For the nine months ended June 30, 2016, costs of services, selling and administrative expenses amounted to $6,933.8 million, an increase of $317.6 million over the same period last year. As a percentage of revenue, cost of services, selling and administrative expenses improved to 85.6% from 85.9%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to savings related to the recent restructuring program, improved utilization rates and the increased use of our global delivery network. Our selling and administrative expenses, as a percentage of revenue, remained stable.
During the three months ended June 30, 2016, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $78.2 million, substantially offsetting the favourable translation impact of $93.3 million on our revenue. During the nine months ended June 30, 2016 the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $395.2 million substantially offsetting the favourable translation impact of $454.1 million on our revenue.
3.5.2. Foreign Exchange (Gain) Loss
During the three and nine months ended June 30, 2016, CGI incurred $1.4 million of foreign exchange gain and $1.8 million of foreign exchange loss, respectively mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	18

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

U.S.	126,343	133,383	(5.3%)	357,801	337,012	6.2%
As a percentage of U.S. revenue	18.2%	18.8%		16.6%	16.4%

Nordics	47,609	34,497	38.0%	142,958	123,665	15.6%
As a percentage of Nordics revenue	11.3%	8.6%		11.1%	9.7%

Canada	89,579	108,359	(17.3%)	251,347	266,242	(5.6%)
As a percentage of Canada revenue	23.2%	27.5%		21.9%	22.9%

France	42,549	29,037	46.5%	131,618	110,809	18.8%
As a percentage of France revenue	11.2%	9.3%		11.9%	11.4%

U.K.	37,670	28,441	32.4%	125,564	101,197	24.1%
As a percentage of U.K. revenue	10.4%	8.6%		11.5%	10.4%

ECS	20,755	18,470	12.4%	83,954	81,255	3.3%
As a percentage of ECS revenue	7.1%	6.4%		9.2%	8.9%

Asia Pacific	25,987	18,992	36.8%	71,990	58,164	23.8%
As a percentage of Asia Pacific revenue	19.3%	15.9%		18.0%	16.7%
Adjusted EBIT	390,492	371,179	5.2%	1,165,232	1,078,344	8.1%
Adjusted EBIT margin	14.6%	14.5%		14.4%	14.0%
For the three months ended June 30, 2016, adjusted EBIT margin increased to 14.6% from 14.5% for the same period last year mostly due to an increased use of our global delivery network and the savings driven by the restructuring program.
For the nine months ended June 30, 2016, adjusted EBIT margin increased to 14.4% from 14.0% for the same period last year. The favourable variance in adjusted EBIT margin was primarily due to a better mix of profitable revenue and the factors identified for the quarter.
3.6.1. U.S.
Adjusted EBIT in the U.S. segment for Q3 2016 was $126.3 million, a decrease of $7.0 million compared to Q3 2015, while the margin decreased to 18.2% from 18.8%. This change in adjusted EBIT margin was mostly due to a lower proportion of IP-based services and solution revenue related to prior year license sales volume. This was partly offset by additional research and development tax credits recorded and the decrease in amortization of client relationships related to the acquisition of Stanley, Inc.
For the nine months ended June 30, 2016, adjusted EBIT in the U.S. segment was $357.8 million, an increase of $20.8 million while the adjusted EBIT margin increased to 16.6% from 16.4%. The improvement in adjusted EBIT margin was primarily due to the decrease in amortization of client relationships related to the acquisition of Stanley, Inc.
3.6.2. Nordics
For the three months ended June 30, 2016, adjusted EBIT in the Nordics segment was $47.6 million, an increase of $13.1 million compared to the same period last year. Adjusted EBIT margin improved to 11.3% from 8.6%. This increase in adjusted EBIT margin came mainly from the ongoing cost synergies within our infrastructure business, the improved delivery performance, and the savings generated from the restructuring program.
For the nine months ended June 30, 2016, adjusted EBIT in the Nordics segment was $143.0 million, an increase of $19.3 million while the adjusted EBIT margin improved to 11.1% from 9.7% mostly due to the same factors identified for the quarter.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	19

3.6.3. Canada
For the three months ended June 30, 2016, adjusted EBIT in the Canada segment was $89.6 million a decrease of $18.8 million compared to the same period last year. Adjusted EBIT margin decreased to 23.2% from 27.5% mostly due to the positive impact of a client arbitration award in 2015.
For the nine months ended June 30, 2016, adjusted EBIT in the Canada segment was $251.3 million, a decrease of $14.9 million compared to the same period last year. When excluding the positive impact of a client arbitration award in Q3 2015, adjusted EBIT margin was essentially stable with the improved revenue mix and growth offsetting the impact of the expiration of certain infrastructure outsourcing contracts.
3.6.4. France
For the three months ended June 30, 2016, adjusted EBIT in the France segment was $42.5 million, as compared to $29.0 million for the same period last year. Adjusted EBIT margin increased to 11.2% from 9.3%. The increase in adjusted EBIT margin was mostly due to higher utilization on a year-over-year basis.
For the nine months ended June 30, 2016, adjusted EBIT in the France segment was $131.6 million as compared to $110.8 million for the same period last year. Adjusted EBIT margin increased to 11.9% from 11.4%. The increase in adjusted EBIT margin was mostly due to the same factor identified for the quarter.
3.6.5. U.K.
For the three months ended June 30, 2016, adjusted EBIT in the U.K. segment was $37.7 million, as compared to $28.4 million for the same period last year. Adjusted EBIT margin increased to 10.4% from 8.6%. This increase in adjusted EBIT margin was mainly the result of a better mix of profitable revenue and productivity improvements in our infrastructure business.
For the nine months ended June 30, 2016, adjusted EBIT in the U.K. segment was $125.6 million, as compared to $101.2 million for the same period last year while the adjusted EBIT margin increased to 11.5% from 10.4%. This change in adjusted EBIT margin was mostly due to the same factors identified for the quarter.
3.6.6. ECS
For the three months ended June 30, 2016, adjusted EBIT in the ECS segment was $20.8 million, as compared to $18.5 million for the same period last year. Adjusted EBIT margin increased to 7.1% from 6.4% mostly due to revenue growth and improved utilization in Germany as well as benefits from the restructuring program.
For the nine months ended June 30, 2016, adjusted EBIT was $84.0 million as compared to $81.3 million for the same period last year. Adjusted EBIT margin increased to 9.2% from 8.9% mostly due to the same factors identified for the quarter.
3.6.7. Asia Pacific
For the three months ended June 30, 2016, adjusted EBIT in the Asia Pacific segment was $26.0 million, an increase of $7.0 million, while the margin increased to 19.3% from 15.9% compared to the same period last year. This change in adjusted EBIT margin was mainly due to productivity improvements in our Asian global delivery centers.
For the nine months ended June 30, 2016, adjusted EBIT in the Asia Pacific segment was $72.0 million an increase of $13.8 million, while the margin improved to 18.0% from 16.7% compared to the same period last year mostly due to the factors identified for the quarter as well as a positive tax settlement in the amount of $2.2 million during Q2 2016.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	20

3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
	2016	% of Revenue	2015	% of Revenue	2016	% of Revenue	2015	% of Revenue

Adjusted EBIT	390,492	14.6%	371,179	14.5%	1,165,232	14.4%	1,078,344	14.0%
Minus the following items:
Restructuring costs	—	—	—	—	29,100	0.4%	—	—
Net finance costs	18,059	0.7%	20,822	0.8%	60,803	0.8%	68,873	0.9%
Earnings before income taxes	372,433	14.0%	350,357	13.7%	1,075,329	13.3%	1,009,471	13.1%
3.7.1. Restructuring Costs
In Q1 2016, we completed the previously announced restructuring program for productivity improvement initiatives. For the nine months ended June 30, 2016, the Company incurred $29.1 million of restructuring costs.
3.7.2. Net Finance Costs
Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the three and nine months ended June 30, 2016 was mainly the result of the early repayments of the May 2016 maturing tranche of the unsecured committed term loan credit facility.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	21

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except otherwise noted	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Earnings before income taxes	372,433	350,357	6.3%	1,075,329	1,009,471	6.5%
Income tax expense	98,600	93,120	5.9%	281,048	264,804	6.1%
Effective tax rate	26.5%	26.6%		26.1%	26.2%
Net earnings	273,833	257,237	6.5%	794,281	744,667	6.7%
Net earnings margin	10.3%	10.1%		9.8%	9.7%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	301,941,641	312,771,723	(3.5%)	305,346,895	312,198,807	(2.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	308,985,991	322,661,908	(4.2%)	313,541,458	322,134,637	(2.7%)

Earnings per share (in dollars)
Basic	0.91	0.82	11.0%	2.60	2.39	8.8%
Diluted	0.89	0.80	11.3%	2.53	2.31	9.5%
3.8.1. Income Tax Expense
For Q3 2016, the income tax expense was $98.6 million, an increase of $5.5 million compared to $93.1 million over the same period last year, while our effective tax rate remained relatively stable. The increase in the income tax expense was mainly due to the higher earnings before income taxes.
For the nine months ended June 30, 2016, the income tax expense was $281.0 million compared to $264.8 million over the same period last year, while our effective tax rate also remained stable. The income tax expense was impacted by a favourable tax adjustment of $14.4 million in Q2 2016 attributable to the recognition of deferred tax assets following an agreement with the U.K. tax authority and an additional tax expense for an amount of $5.9 million in Q1 2016 resulting from the re-evaluation of our deferred tax assets following the U.K. corporate tax reduction enacted in November 18, 2015. When excluding these tax adjustments, the income tax rate would have been 26.9% during the nine months ended June 30, 2016 compared to 26.2% for the same period last year. The increase in the income tax expense and the income tax rate was mainly attributable to the increased profitability of our U.S., India and France operations where enacted income tax rates are higher.
The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.
Based on the enacted rates at the end of Q3 2016 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 26% to 28% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For the three and nine months ended June 30, 2016, CGI’s basic and diluted weighted average number of shares decreased compared to the same periods last year due to the impact of the repurchase of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	22

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items namely, restructuring costs, and tax adjustments:

In thousands of CAD except otherwise noted	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Earnings before income taxes	372,433	350,357	6.3%	1,075,329	1,009,471	6.5%
Add back:
Restructuring costs[1]	—	—	—	29,100	—	—
Earnings before income taxes excluding specific items	372,433	350,357	6.3%	1,104,429	1,009,471	9.4%
Margin	14.0%	13.7%		13.6%	13.1%

Income tax expense	98,600	93,120	5.9%	281,048	264,804	6.1%
Add back:
Tax adjustments[2]	—	—	—	8,500	—	—
Tax deduction on restructuring costs	—	—	—	7,858	—	—
Income tax expense excluding specific items	98,600	93,120	5.9%	297,406	264,804	12.3%
Effective tax rate excluding specific items	26.5%	26.6%		26.9%	26.2%

Net earnings excluding specific items	273,833	257,237	6.5%	807,023	744,667	8.4%
Net earnings margin	10.3%	10.1%		10.0%	9.7%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	301,941,641	312,771,723	(3.5%)	305,346,895	312,198,807	(2.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	308,985,991	322,661,908	(4.2%)	313,541,458	322,134,637	(2.7%)

Earnings per share excluding specific items (in dollars)
Basic	0.91	0.82	11.0%	2.64	2.39	10.5%
Diluted	0.89	0.80	11.3%	2.57	2.31	11.3%

[1]	Refer to section 3.7.1.

[2]	Refer to section 3.8.1.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	23

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at June 30, 2016, cash and cash equivalents were $283.7 million. The following table provides a summary of the generation and use of cash for the three and nine months ended June 30, 2016 and 2015.

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Cash provided by operating activities	351,678	214,090	137,588	931,268	838,000	93,268
Cash used in investing activities	(89,927)	(59,067)	(30,860)	(281,431)	(177,788)	(103,643)
Cash used in financing activities	(138,766)	(105,686)	(33,080)	(664,831)	(937,571)	272,740
Effect of foreign exchange rate changes on cash and cash equivalents	(8,223)	(8,148)	(75)	(6,587)	6,339	(12,926)
Net increase (decrease) in cash and cash equivalents	114,762	41,189	73,573	(21,581)	(271,020)	249,439
4.1.1. Cash Provided by Operating Activities
For the three months ended June 30, 2016, cash provided by operating activities was $351.7 million or 13.2% of revenue as compared to $214.1 million, or 8.4% of revenue from the same period last year. For the nine months ended June 30, 2016, cash provided by operating activities was $931.3 million or 11.5% of revenue as compared to $838.0 million or 10.9% from the same period last year.
The following table provides a summary of the generation and use of cash from operating activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Net earnings	273,833	257,237	16,596	794,281	744,667	49,614
Amortization and depreciation	98,854	102,378	(3,524)	301,675	316,479	(14,804)
Other adjustments [1]	47,063	43,804	3,259	90,275	71,204	19,071
Cash flow from operating activities before net change in non-cash working capital items	419,750	403,419	16,331	1,186,231	1,132,350	53,881
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(150,985)	(166,998)	16,013	(184,156)	(129,536)	(54,620)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	106,966	(4,915)	111,881	2,768	(140,580)	143,348
Other [2]	(24,053)	(17,416)	(6,637)	(73,575)	(24,234)	(49,341)
Net change in non-cash working capital items	(68,072)	(189,329)	121,257	(254,963)	(294,350)	39,387
Cash provided by operating activities	351,678	214,090	137,588	931,268	838,000	93,268

[1]	Comprised of deferred income taxes, foreign exchange gain and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	24

For the three months ended June 30, 2016, the $68.1 million of net change in non-cash working capital items was mostly due to the increase in our DSO from 41 days in Q2 2016 to 45 days in Q3 2016. This was partially offset by the $107.0 million from accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities mainly driven by the timing of the payment of sales and payroll taxes, payroll accruals and the performance-based compensation accruals to our members. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.
For the nine months ended June 30, 2016, the $255.0 million of net change in non-cash working capital items was mostly due to the increase in other receivables and work in progress and the cash used for prepaid expenses mostly related to annual software related fees. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.
4.1.2. Cash Used in Investing Activities
For the three and nine months ended June 30, 2016, $89.9 million and $281.4 million were used in investing activities while $59.1 million and $177.8 million were used over the same periods last year.
The following table provides a summary of the generation and use of cash from investing activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Business acquisitions	—	—	—	(38,442)	—	(38,442)
Proceeds from sale of property, plant and equipment	7,486	—	7,486	9,274	15,255	(5,981)
Purchase of property, plant and equipment	(40,711)	(22,239)	(18,472)	(123,938)	(90,018)	(33,920)
Additions to contract costs	(29,840)	(19,766)	(10,074)	(73,829)	(51,212)	(22,617)
Additions to intangible assets	(26,760)	(15,666)	(11,094)	(72,161)	(50,653)	(21,508)
Net proceeds from (purchase) sale of long-term investments	(102)	(2,725)	2,623	17,501	(4,516)	22,017
Payments received from long-term receivables	—	1,329	(1,329)	164	3,356	(3,192)
Cash used in investing activities	(89,927)	(59,067)	(30,860)	(281,431)	(177,788)	(103,643)
For the three months ended June 30, 2016, cash used in investing activities increased by $30.9 million. The variance was mainly driven by an increase in the purchase of property, plant and equipment due to investments across our data center infrastructure operations and global delivery centers, investments in intangible assets for the purchase of software licenses used in the delivery of large outsourcing contracts as well as cash used in contract costs for new clients. This was partially offset by the sale of a property in Canada.
The increase of $103.6 million in cash used in investing activities during the nine months ended June 30, 2016 was mainly due the same factors identified for the quarter and cash used in business acquisitions, partially offset by the net proceeds from the sale of long-term investments.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	25

4.1.3. Cash Used in Financing Activities
For the three and nine months ended June 30, 2016, $138.8 million and $664.8 million were used in financing activities respectively while $105.7 million and $937.6 million were used respectively over the same periods last year.
The following table provides a summary of the generation and use of cash from financing activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2016	2015	Change	2016	2015	Change

Net change in unsecured committed revolving credit facility	(150,000)	—	(150,000)	—	—	—
Net change in long-term debt	(9,984)	(16,337)	6,353	(165,933)	(780,794)	614,861
	(159,984)	(16,337)	(143,647)	(165,933)	(780,794)	614,861
Settlement of derivative financial instruments	—	—	—	(24,057)	(98,322)	74,265
Purchase of Class A subordinate voting shares held in trust	—	—	—	(21,795)	(11,099)	(10,696)
Repurchase of Class A subordinate voting shares	—	(94,028)	94,028	(527,286)	(94,028)	(433,258)
Issuance of Class A subordinate voting shares	21,218	4,679	16,539	74,240	46,672	27,568
Cash used in financing activities	(138,766)	(105,686)	(33,080)	(664,831)	(937,571)	272,740
In Q3 2016, $160.0 million was used to reduce our outstanding long-term debt mainly driven by the $150.0 million repayment under the unsecured committed revolving credit facility, while $16.3 million was used to reduce our outstanding long-term debt in Q3 2015.
For the current quarter, we did not repurchase Class A subordinate voting shares under the current NCIB, while we used $94.0 million to repurchase 1,875,333 Class A subordinate shares during the same quarter last year. Finally, in Q3 2016, we received $21.2 million in proceeds from the exercise of stock options, compared to $4.7 million in Q3 2015.
For the nine months ended June 30, 2016, $165.9 million was used to reduce our outstanding long-term debt mainly driven by the $129.7 million repayment under the term loan credit facility, while we made net repayments of $780.8 million to reduce our long-term debt last year. During the nine months ended June 30, 2016 and 2015, the Company used $24.1 million and $98.3 million respectively to settle the cross-currency swaps related to the outstanding long-term debt repaid during these periods.
For the nine months ended June 30, 2016, an amount of $21.8 million was used to purchase CGI Class A subordinate voting shares in connection with the Company's Performance Share Unit Plan ("PSU Plan"), while for the comparable period last year, an amount of $11.1 million was used. More information concerning the PSU Plan can be found in note 7 of the interim condensed consolidated financial statements.
For the nine months ended June 30, 2016, we used $517.8 million to repurchase 9,319,875 Class A subordinate voting shares under the previous and current NCIB. We also used $9.5 million to pay and subsequently cancel 200,000 Class A subordinate voting shares repurchased and held by the Company as at the end of fiscal 2015. For the nine months ended June 30, 2015, we have used $94.0 million to repurchase 1,875,333 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect.
Finally, for the nine months ended June 30, 2016, we received $74.2 million in proceeds from the exercise of stock options, compared to $46.7 million during the nine months ended June 30, 2015.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	26

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the three and nine months ended June 30, 2016, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $8.2 million and $6.6 million respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
4.2. CAPITAL RESOURCES

As at June 30, 2016	Total commitment	Available	Outstanding
In thousands of CAD
Cash and cash equivalents	—	283,681	—
Long-term investments	—	24,454	—
Unsecured committed revolving facility [a]	1,500,000	1,466,193	33,807
Total	1,500,000	1,774,328	33,807
a Consists of Letters of Credit for $33.8 million outstanding as at June 30, 2016.
Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2016, cash and cash equivalents and long-term investments represented $308.1 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated "A" or higher.
The amount of capital available was $1,774.3 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at June 30, 2016, CGI was in compliance with these covenants.
Total debt decreased by $156.3 million to $1,910.0 million as at June 30, 2016, compared to $2,066.3 million as at March 31, 2016. The variation was mainly due to the $150.0 million repayment under the unsecured committed revolving credit facility.
As at June 30, 2016, CGI was showing a positive working capital1 of $84.4 million. The Company also had $1,466.2 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity.
The tax implications and impact on repatriation of the cash and cash equivalents held by foreign subsidiaries as at June 30, 2016 will not materially affect the Company's liquidity.

1    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	27

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations having various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2015.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes.
Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.
The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge its cash flows.
Please refer to note 10 of our interim condensed consolidated financial statements for additional information on our financial instruments.

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4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at June 30,	2016	2015

In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,648,665	1,791,418
Add back:
Cash and cash equivalents	283,681	264,695
Long-term investments	24,454	38,978
Fair value of foreign currency derivative financial instruments related to debt	(46,766)	—
Long-term debt including the current portion	1,910,034	2,095,091

Net debt to capitalization ratio	20.5%	22.7%
Return on equity	16.9%	18.2%
Return on invested capital	14.4%	14.8%
Days sales outstanding	45	46
We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make acquisitions. The net debt to capitalization ratio decreased to 20.5% in Q3 2016 from 22.7% in Q3 2015. The change in net debt to capitalization ratio was mostly due to the improved cash generation allowing us to reduce our net debt by $142.8 million.
ROE is a measure of the return we are generating for our shareholders. ROE decreased to 16.9% in Q3 2016 from 18.2% in Q3 2015. The change was mostly the result of an increase in average capital driven by accumulated earnings.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital decreased to 14.4% in Q3 2016 from 14.8% in Q3 2015. The change in ROIC was mostly the result of the increase in average capital driven by accumulated earnings partly offset by the impact of the reduction of our net debt discussed above.
DSO decreased to 45 days at the end of Q3 2016 from 46 days in Q3 2015. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure totaling $10.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	29

awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2016, we had committed a total of $68.4 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2016.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 52,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	30

5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three months ended June 30, 2016 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, "Leases", and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier application permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	31

6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2015. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Multiple component arrangements
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts at least on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecast can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the costs are forecasted to be higher than the revenues, estimated losses on revenue-generating contracts is accounted for as described below.

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	32

Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the respective managers on a monthly basis. Some of the indicators reviewed are: current financial results, client satisfaction and third party deliverables and estimated costs.

In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that has a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the Executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital ("WACC") and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to introduce and deliver new services and business solutions, a lengthened sales cycle, the cyclical purchases of technology services and products, the nature of a customer's business and the structure affect future cash flow, and actual results might differ from future cash flows used in the goodwill impairment test.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax asset are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.
Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable

CGI Group Inc. - Management's Discussion and Analysis for the three and nine months ended June 30, 2016	Page	33

law in many jurisdictions which increases the complexity of determining adequate provision following litigation review. Since the outcome of such litigation and claims are not predictable, those provisions are subject to change. Adjustments to litigation and claims provision are reflected in the period when the facts that give rise to an adjustment occur.

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7.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor's performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor's examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor's performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
As reported in our 2015 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2015. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
For the quarter ended June 30, 2016, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
8.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.
8.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

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The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

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8.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and business solutions; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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Taxes
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework ("CPMF"), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.
Risks related to teaming agreements and subcontracts
We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

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Client concentration risk
We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

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Information and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centres that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations, maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access (“cyber-security risks”), as well as power outages or surges, floods, fires, natural disasters and many other causes. Cyber-security risks, including intrusion carried out by well-organized and well-funded private sector and government agencies, are becoming more prevalent. Cyber-security incidents often exploit previously unknown vulnerabilities and may go undetected for extended periods. Like other companies, we are subject to cyber attacks and expect to face an increasing number of such attacks in the future. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation, claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

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Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.
8.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
H3G 1T4
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